SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cara Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

140755109

(CUSIP Number)

July 25, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140755109	SCHEDULE 13G/A	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Vifor (International) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,396,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,396,770

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,396,770
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 140755109	SCHEDULE 13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Vifor Fresenius Medical Care Renal Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,221,943 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 140755109	SCHEDULE 13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Vifor Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 140755109	SCHEDULE 13G/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS CSL Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,396,770 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,396,770 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,396,770 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

Based on 53,983,227 shares of Common Stock outstanding as of May 11, 2023, based on the disclosure in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 15, 2023.

(2)

Vifor Fresenius Medical Care Renal Pharma Ltd.’s beneficial ownership of the common stock referred to herein is being reported solely because Vifor Fresenius Medical Care Renal Pharma Ltd. may be deemed to beneficially own such shares as a result of its right to acquire such shares upon exercise of an option granted to it by Vifor (International) Ltd. CSL Limited’s beneficial ownership of the common stock referred to herein is being reported solely because CSL Limited may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) Ltd. and 55% of the equity interests of Vifor Fresenius Medical Care Renal Pharma Ltd. Neither the filing of this Amendment No. 2 on Schedule 13G/A nor any of its contents shall be deemed to constitute an admission by CSL Limited that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)	Vifor Pharma Ltd. is filing this Amendment No. 2 on Schedule 13G/A solely to report that it has ceased to be the beneficial owner of more than 5% of the common stock referred to herein.

CUSIP No. 140755109	SCHEDULE 13G/A	Page 5 of 7 Pages

Preliminary Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13G initially filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2020, and amended by Amendment No. 1 on October 21, 2021 (as so amended, the “Schedule 13G”), by each of Vifor (International) Ltd., an entity formed under the laws of Switzerland (“Vifor (International)”), Vifor Fresenius Medical Care Renal Pharma Ltd., an entity formed under the laws of Switzerland (“VFMCRP”), and Vifor Pharma Ltd., an entity formed under the laws of Switzerland (“Vifor Pharma” and, collectively with Vifor (International) and VFMCRP, the “Vifor Companies”), relating to the shares of common stock, par value $0.001 per share (“Common Stock”), of Cara Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed to report the acquisition of beneficial ownership of Common Stock by CSL Limited, an Australian public limited company (“CSL” and, together with the Vifor Companies, the “Reporting Persons”), as a result of its acquisition, indirectly, of 100% of the equity interests in Vifor Pharma and, in turn, 100% of the equity interests in Vifor (International) and 55% of the equity interests in VFMCRP, which were indirectly owned by Vifor Pharma, on August 9, 2022. As a result of the merger of Vifor Pharma into Vifor Pharma Participations Ltd. (“Vifor Participations”) pursuant to a merger agreement, dated May 11, 2023, as of the date of this Amendment, (i) CSL indirectly owns 100% of the equity interests in Vifor (International) and 55% of the equity interests in VFMCRP through its indirect ownership of 100% of the equity interests in Vifor Participations, and (ii) Vifor Pharma no longer beneficially owns any Common Stock. Vifor Pharma is filing this Amendment solely to report that it has ceased to be the beneficial owner of more than 5% of the Common Stock referred to herein. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13G. Except as otherwise provided herein, each Item of the Schedule 13G remains unchanged.

Item 2(a).	Name of Person Filing.

Item 2(a) is hereby amended and restated in its entirety to read as follows:

Vifor (International) Ltd.

Vifor Fresenius Medical Care Renal Pharma Ltd.

Vifor Pharma Ltd.

CSL Limited

The foregoing persons are collectively referred to herein as the “Reporting Persons.” This Schedule 13G is being filed jointly by the Reporting Persons pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit B.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

Item 2(b) is hereby amended and restated in its entirety to read as follows:

The address of the principal business office of each of the Vifor Companies is:

Rechenstrasse 37

CH-9014, St. Gallen

Switzerland

The address of the principal business office of CSL is:

655 Elizabeth Street

Melbourne VIC, 3000 (AU)

Item 2(c).	Name of Person Filing.

Item 2(c) is hereby amended and restated in its entirety to read as follows:

The place of organization of each of the Vifor Companies is Switzerland.

The place of organization of CSL is Australia.

Item 4.	Ownership.

Item 4 is hereby amended and restated in its entirety to read as follows:

(a)	Amount beneficially owned:

CUSIP No. 140755109	SCHEDULE 13G/A	Page 6 of 7 Pages

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of:
(iv)	Shared power to dispose or to direct the disposition of:

As of the date of this filing, the Reporting Persons’ respective beneficial ownership was as follows:

(A)	Vifor (International)

Amount beneficially owned: 7,396,770 shares

Percent of class: 13.7%

Sole voting power: 0 shares

Shared voting power: 7,396,770 shares

Sole dispositive power: 0 shares

Shared dispositive power: 7,396,770 shares

(B)	VFMCRP

Amount beneficially owned: 6,221,943 shares

Percent of class: 11.5%

Sole voting power: 0 shares

Shared voting power: 0 shares

Sole dispositive power: 0 shares

Shared dispositive power: 0 shares

(C)	Vifor Pharma

Amount beneficially owned: 0 shares

Percent of class: 0%

Sole voting power: 0 shares

Shared voting power: 0 shares

Sole dispositive power: 0 shares

Shared dispositive power: 0 shares

(E)	CSL

Amount beneficially owned: 7,396,770 shares

Percent of class: 13.7%

Sole voting power: 0 shares

Shared voting power: 7,396,770 shares

Sole dispositive power: 0 shares

Shared dispositive power: 7,396,770 shares

Item 5.	Ownership of Five Percent of Less of a Class.

Item 5 is hereby amended and restated in its entirety, with respect to Vifor Pharma, to read as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 8.	Identification and Classification of Members of the Group.

Item 8 is hereby amended and restated in its entirety to read as follows:

See Exhibit A hereto.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 140755109	SCHEDULE 13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIFOR (INTERNATIONAL) LTD.

By:	/s/ Alexandros Sigalas
Name: Alexandros Sigalas
Title: Head of Finance CSL Vifor
Date: July 25, 2023

By:	/s/ Markus Frenzen
Name: Markus Frenzen
Title: Head FP&A CSL Vifor
Date: July 25, 2023

VIFOR FRESENIUS MEDICAL CARE RENAL PHARMA LTD.

By:	/s/ Alexandros Sigalas
Name: Alexandros Sigalas
Title: Head of Finance CSL Vifor
Date: July 25, 2023

By:	/s/ Markus Frenzen
Name: Markus Frenzen
Title: Head FP&A CSL Vifor
Date: July 25, 2023

VIFOR PHARMA LTD.

By:	Vifor Pharma Participations Ltd., as successor by merger to Vifor Pharma Ltd.

By:	/s/ Alexandros Sigalas
Name: Alexandros Sigalas
Title: Head of Finance CSL Vifor
Date: July 25, 2023

By:	/s/ Markus Frenzen
Name: Markus Frenzen
Title: Head FP&A CSL Vifor
Date: July 25, 2023

CSL LIMITED

By:	/s/ Fiona Mead
Name: Fiona Mead
Title: Company Secretary
Date: July 25, 2023

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).